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EX-4.8



                    Amendment to the Washington Mutual, Inc.
                         Employee's Stock Purchase Plan


        The Washington Mutual, Inc. Employee's Stock Purchase Plan is amended as follows on July 20, 1999:

1. Section 2.1(e) is amended by the addition of a new sentence, which reads as set forth below:

                An Employee who is on salary continuation but is performing no services shall not be an Eligible Employee for purposes of the Plan.

2. The first paragraph of Section 5.1 is amended by the addition of a new sentence, which reads as set forth below:

                In addition, no Participant shall be permitted to contribute more than $25,000 in a year for the purchase of Stock in such year.

3. The second paragraph of Section 5.1 is restated in it entirety to read as set forth below:

                MAXIMUM AMOUNT OF SHARES THAT MAY BE PURCHASED. In no event shall the aggregate contribution for the purchase of Stock exceed 10% of a Participant's Compensation received during the prior calendar year, nor may a Participant purchase more than 2,000 shares during any calendar year, nor may a Participant purchase more than the number of shares determined under Section 5.6, nor may a Participant purchase more than the number of shares that could be purchased with $25,000 on the earliest day in the Plan Year that the individual is a Participant.

        The Washington Mutual, Inc. Employee's Stock Purchase Plan is amended effective January 1, 2000, by the addition to Section 2.1(e) of the plan of a new sentence at the end thereof to read as follows:

                For purposes of this Section 2.1(e), an Employee who was an employee of Peoples Security Finance Company, Inc. ("Peoples") immediately before becoming an Employee and who was hired by the Company in connection with its purchase of certain assets of Peoples shall be deemed to have been an employee of the Company for up to 12 months of employment with Peoples.